SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 4)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

EPICOR SOFTWARE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

L. George Klaus

Chairman, President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Epicor Software Corporation 18200 Von Karman Avenue, Suite 1000 Irvine, California 92612 (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 (the “Shares”), of Epicor Software Corporation, a Delaware corporation (the “Company”), at a price of $12.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated April 11, 2011 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and certain of their affiliates with the SEC on April 11, 2011 (as amended, the “Schedule TO”), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Except as set forth in the Statement and as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8. Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

The paragraph under the heading “Additional Information—Litigation” beginning on page 34 of the Statement is amended and restated in its entirety as follows:

“Following announcement of the Merger Agreement, four (4) putative stockholder class actions were filed in the Superior Court of California, Orange County, two (2) such suits were filed in Delaware Chancery Court, and one (1) such suit was filed in the United States District Court for the Central District of California. The actions filed in state court in California are entitled, Kline v. Epicor Software Corp. et al., ( filed Apr. 6, 2011); Tola v. Epicor Software Corp. et al., (filed Apr. 8, 2011); Watt v. Epicor Software Corp. et al., (filed Apr. 11, 2011), Frazer v. Epicor Software et al., (filed Apr. 15, 2011). The actions pending in Delaware are entitled Field Family Trust Co. v. Epicor Software Corp. et al., (filed Apr. 12, 2011) and Hull v. Klaus et al., (filed Apr. 22, 2011). Amended complaints were filed in the Tola and Field Family Trust actions on April 13, 2011, and April 14, 2011, respectively. Plaintiff Kline dismissed his lawsuit on April 18, 2011. On April 29, 2011, plaintiff Kline filed the action now pending in the United States District Court for the Central District of California, Kline v. Epicor Software Corporation, et al. On May 11, 2011, the Superior Court for the County of Orange entered an Order consolidating the Tola, Watt, and Frazer cases pursuant to a joint stipulation of the parties dated May 2, 2011.

The pending suits in California Superior Court and in the Delaware Chancery Court allege that the Epicor directors breached their fiduciary duties of loyalty and due care, among others, by seeking to complete the sale of Epicor to Apax and its affiliates through an allegedly unfair process and for an unfair price and by omitting material information from the Solicitation/Recommendation Statement on Schedule 14D-9 that Epicor filed on April 11, 2011 with the SEC. The complaints also allege that Epicor, Apax, Parent, and Purchaser aided and abetted the directors in the alleged breach of fiduciary duties. The plaintiffs seek certification as a class and relief that includes, among other things, an order enjoining the Tender Offer and Merger, rescission of the Merger, and payment of plaintiff’s attorneys’ fees and costs. On April 25, 2011, plaintiff Hull filed a motion for a preliminary injunction in an effort to enjoin the parties from taking any action to consummate the transaction. On April 28, 2011, plaintiff Hull withdrew this motion.

The suit pending in the United States District Court for the Central District of California names Epicor, Apax Partners, L.P., Purchaser, Parent, Epicor Chairman and CEO, L. George Klaus, Epicor director Richard Pickup, and his son, Todd Pickup, as defendants. The suit alleges that support agreements entered into by the defendants in connection with the tender offer violate the “Best Price” rule found in § 14(d)(7) of the Securities Exchange Act, by allowing Klaus and the Pickups to realize greater consideration for their shares than is available to other shareholders through the tender offer. The plaintiff seeks certification as a class and relief that includes, among other things, an order declaring that defendants violated the federal securities laws, compensatory damages, and payment of plaintiff’s attorneys’ fees and costs.

We believe the lawsuits are without merit and intend to vigorously contest them. There can, however, be no assurance of the outcome of these lawsuits.”

The following paragraph is added to the end of Item 8:

“Expiration of the Offer. The Offer and withdrawal rights expired at 5:00 p.m., Los Angeles time, on May 13, 2011. The Depositary has advised us that 45,026,270 Shares were validly tendered and not properly withdrawn (including 3,117,112 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for payment.

The Company, Purchaser and Parent intend to promptly take the steps necessary to complete a “short-form” merger of Purchaser with and into the Company under Delaware law, without a meeting of the Company’s stockholders, including the exercise by Purchaser of the “top up” option in accordance with the terms of the Merger Agreement. The “short-form” merger is expected to be completed on May 16, 2011. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent, Purchaser or the Company immediately prior to the effective time of the Merger and Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Delaware law will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. The Company will continue as the surviving corporation in the Merger and become a wholly-owned subsidiary of Parent. In addition, following the effective time, the Shares will cease to be traded on Nasdaq.

On May 16, 2011, Parent and the Company issued a joint press release announcing the expiration and results of the Offer.”

Item 9. Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on May 16, 2011 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPICOR SOFTWARE CORPORATION

By:	/s/ John D. Ireland
John D. Ireland Senior Vice President and General Counsel

Dated: May 16, 2011